                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

    For the fiscal year ended December 31, 2000

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

    For the transition period from _____________ to ___________

    Commission file number ____________________________________

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       EATON CORPORATION 401(K) SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

       Eaton Corporation
       1111 Superior Avenue
       Cleveland, Ohio  44114-2584


                                   SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 (Name of Plan)
                                     EATON CORPORATION 401(k) SAVINGS PLAN

Date: June 27, 2001              By: Eaton Corporation Pension
                                     Administration Committee


                                     By: /s/ S. J. Cook
                                         -----------------------
                                               (Signature)
                                         S. J. Cook
                                         Vice President -
                                         Human Resources
                                         Eaton Corporation
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                 Eaton Corporation 401(k) Savings Plan and Trust

             Audited Financial Statements and Supplemental Schedules


                         December 31, 2000 and 1999 and
                          Year Ended December 31, 2000




                                    CONTENTS

Report of Independent Auditors.............................................1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits............................2
Statement of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements..............................................4


SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)...........10
Schedule H, Line 4(j)--Schedule of Reportable Transactions................11

                         Report of Independent Auditors

Corporate Compensation and Organization
  Committee of Eaton Corporation
Eaton Corporation 401(k) Savings Plan and Trust


We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation 401(k) Savings Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


Cleveland, Ohio
June 14, 2001


                                       /s/ Ernst & Young LLP

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                 Eaton Corporation 401(k) Savings Plan and Trust

                 Statements of Net Assets Available for Benefits


                                                         DECEMBER 31
                                                    2000           1999
                                               -------------------------------
ASSETS
Investments:
   Mutual funds                                  $23,514,386    $20,362,840
   Common/collective trust fund                   11,637,810      7,077,995
   EB money market fund                            2,336,134      1,474,910
   Eaton Corporation Common Shares                 6,597,270      4,836,680
   Participant loans                               1,531,043        912,744
                                               -------------------------------
Total investments                                 45,616,643     34,665,169

Receivables:
   Employee contributions                             61,344         68,474
   Interest                                          518,185         15,802
   Stock dividend                                  1,066,568             --
                                               -------------------------------
Total receivables                                  1,646,097         84,276
                                               -------------------------------
Net assets available for benefits                $47,262,740    $34,749,445
                                               ===============================


See notes to financial statements.

                 Eaton Corporation 401(k) Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000


ADDITIONS
Investment income:
   Interest and dividends                                       $ 1,632,864

Contributions:
   Employee                                                       5,425,591
   Employer                                                         455,406
                                                              -----------------
                                                                  5,880,997
Net transfers from other plans                                    9,418,422
                                                              -----------------
Total additions                                                  16,932,283

DEDUCTIONS
Distributions to participants                                     3,756,198
Net depreciation in fair value of investments                       662,790
                                                              -----------------
                                                                  4,418,988
                                                              -----------------

Net increase                                                     12,513,295

Net assets available for benefits at beginning of year           34,749,445
                                                              -----------------
Net assets available for benefits at end of year                $47,262,740
                                                              =================


See notes to financial statements.

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                 Eaton Corporation 401(k) Savings Plan and Trust

                          Notes to Financial Statements

                         December 31, 2000 and 1999 and
                          Year Ended December 31, 2000


A. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the accrual basis of accounting.

Investments are stated at fair value as measured by quoted prices in active markets except for the Prism Money Market Fund which is stated at fair value as determined by the trustee. The participant loans are valued at their outstanding balances, which approximate fair value. At December 31, 2000 the Eaton Corporation Common Shares are valued at the ex-dividend price to reflect the spin-off and stock dividend related to Axcelis Technologies, Inc. (see Note E).

The cost of shares sold for mutual funds and Eaton Common Shares Fund is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

B. DESCRIPTION OF THE PLAN

Effective July 1, 1996, Eaton Corporation (the "Company" or "Plan Sponsor") established a 401(k) profit sharing plan and trust to be known as the Eaton Corporation 401(k) Savings Plan and Trust (the "Plan").

On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Code"), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code.

                 Eaton Corporation 401(k) Savings Plan and Trust

B. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; and IBEW, AFL-CIO, Local 1833, Horseheads, New York; IAM Local 1165, Lincoln, Illinois; UAW Local 1609, Winamac, Indiana; IAMAW Local 725, Los Angeles, California; IAM Local 70, Hutchinson, Kansas; and UPIU Local 7967, Cleveland, Ohio, will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.

Eligible employees may elect to make before-tax contributions from 1 to 17 percent of their compensation. Contributions are allocated by the employee among the investment funds offered by the Plan.

Each participant's account is credited with the participant's contributions, employer matching contributions, if applicable, and allocations of the Plan's earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions and actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the Trustee. Principal and interest are paid ratably through monthly payroll deductions.

For certain locations, eligible employees receive an employer match of 50% up to 6% of their compensation. Eligible employees are 100% vested provided the participants are employees on the last day of the plan year in which the matching contributions are made.

                 Eaton Corporation 401(k) Savings Plan and Trust

B. DESCRIPTION OF THE PLAN (CONTINUED)

All administrative and transaction costs, management fees and expenses of the Plan are paid by the trustee from the trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2000 on behalf of the Plan.

The Company may amend, modify, suspend or terminate the Plan at any time. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.

C. INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the plan, holds the Plan's investment assets and executes transactions.

During 2000, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

       Common/collective trust fund                             $    706,996
       Shares of registered investment companies                  (1,993,661)
       Common stock                                                  623,875
                                                              ------------------
                                                                $   (662,790)
                                                              ==================

                 Eaton Corporation 401(k) Savings Plan and Trust

C. INVESTMENTS (CONTINUED)

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                                         DECEMBER 31
                                                                   2000            1999
                                                            ---------------------------------
       Net assets:
          Eaton Corporation Common Shares                      $ 6,597,270     $ 4,836,680
          Key Trust EB Money Market Fund                           222,879         188,601
          Receivables:
            Stock dividend                                       1,066,568              --
            Employee contribution                                    9,901           7,861
            Interest                                                 1,295           1,051
          Accrued purchases                                             --         (35,422)
                                                            ---------------------------------
                                                               $ 7,897,913     $ 4,998,771
                                                            =================================


                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                            2000
                                                                     ------------------
       Changes in net assets:
          Contributions                                                 $ 1,177,484
          Interest and dividends                                            160,771
          Net appreciation in fair value of
            investments                                                     623,875
          Distributions to participants                                    (322,261)
          Net transfers from participant
            directed funds                                                   87,459
          Net transfers from other plans                                  1,171,814
                                                                     ------------------
          Net increase                                                  $ 2,899,142
                                                                     ==================

                 Eaton Corporation 401(k) Savings Plan and Trust

C. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                            DECEMBER 31
                                                         2000         1999
                                                    ----------------------------

       Key Bank Prism Reserve Fund                    $11,637,810   $ 7,077,995
       American Balanced Fund                           3,614,097     2,906,398
       Fidelity Contra Fund                             4,357,100     3,700,363
       Vanguard Institutional Index Fund               11,879,258    11,210,570
       Eaton Corporation Common Shares*                 6,597,270     4,836,680

       * Nonparticipant-directed

D. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 14, 1997, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the investments in the common stock of Eaton and in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2000, the Plan received $160,771 in common stock dividends from the Company, excluding the stock dividend described in the following paragraph.



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                 Eaton Corporation 401(k) Savings Plan and Trust

                    Notes to Financial Statements (continued)


E. TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

On June 30, 2000, Eaton Corporation's (Eaton) semiconductor equipment operations were reorganized into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common stock shares. On December 29, 2000 Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off) which was tax free to Eaton and its shareholders for United States income tax purposes. Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001. As a result of the Axcelis spin-off, the Plan had a stock dividend receivable from Eaton Corporation of $1,066,568 in Axcelis common stock at December 31, 2000.

The Plan will establish an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend, and which shall be maintained as a fund under the Plan for a period expiring on or before December 31, 2002. Upon termination of the Axcelis Common Stock Fund, all Axcelis common stock held by the Plan shall be sold and invested in a money market fund or stable value fund. Distributions from the Axcelis Common Stock Fund shall be made in cash and cash and stock dividends on the Axcelis common stock shall be invested in a stable value fund and Axcelis Common Stock Fund, respectively. Axcelis common stock received by the Plan shall be credited under the Plan to the account related to the Eaton common shares with respect to which the Axcelis common stock was received as a dividend. Participants are not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but are permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan.

F. TRANSFERS FROM OTHER PLANS

Effective July 1, 2000, the Eaton Corporation Investment Plan for Hourly Employees of the Hydraulics Division of the Hutchinson Plant and the Eaton 401(k) Savings Plan for the Hourly Rate Employees at Airflex Division ("Merged Plans") were merged into the Plan. On that date, participants of the Merged Plans became eligible to participate in the Eaton 401(k) Plan, and $9,418,422 was transferred to the Plan, representing the account balances of participants in the Merged Plans.

                 Eaton Corporation 401(k) Savings Plan and Trust

                        EIN: 34-0196300 Plan Number: 162

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2000


                                                      DESCRIPTION OF                                   CURRENT
           IDENTITY OF ISSUE                            INVESTMENT               COST                   VALUE
------------------------------------------------------------------------------------------------------------------
* Key Bank:
     Prism Reserve Fund                                66,641 shares                                 $ 11,637,810
     Employee Benefits Money Market Fund            2,336,134 units           $ 2,336,134               2,336,134
  American Balanced Fund                              233,620 shares                                    3,614,097
  Vanguard Windsor Fund                               153,918 shares                                    2,353,405
  Vanguard Institutional Index Fund                    98,403 shares                                   11,879,258
  Fidelity Contra Fund                                 88,613 shares                                    4,357,100
  Templeton Foreign Fund                              126,743 shares                                    1,310,526
* Eaton Corporation Common Shares                     101,929 shares            7,369,877               6,597,270
* Participant loans                                   8.75% - 10.5%;
                                                   variable maturities                                  1,531,043
                                                                                                    -------------
                                                                                                     $ 45,616,643
                                                                                                    =============


*Indicates a party-in-interest to the Plan.



                                       10
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                 Eaton Corporation 401(k) Savings Plan and Trust

                        EIN: 34-0196300 Plan Number: 162

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year Ended December 31, 2000

                                  PURCHASE               SELLING             COST OF              CURRENT           NET GAIN
 DESCRIPTION OF ASSET              PRICE                  PRICE               ASSET                VALUE             (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

*Eaton Corporation
    Common Shares                $ 6,524,854                               $ 6,524,854         $ 6,524,854
                                                       $ 5,494,841           5,752,020           5,494,841         $ (257,179)


There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2000.

* Indicates a party-in-interest to the Plan.



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